Dreyfus Premier State Municipal Bond Fund, Connecticut Series

ANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the 12-month period from May 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the municipal bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006

2



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?

For the 12-month period ended April 30, 2006, the fund achieved total returns of 1.52% for Class A shares, 1.00% for Class B shares and 0.76% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.16% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.22% for the reporting period.[3]

Despite rising interest rates, prices of municipal bonds from Connecticut issuers held up relatively well during most of the reporting period due to robust investor demand for a limited number of securities. The fund's Class A shares produced a higher return than its Lipper category average, primarily as a result of our yield-curve and security selection strategies. However, the fund's return fell short of its benchmark, primarily because the Index contains bonds from many states, not just Connecticut, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to increase short-term interest rates, driving the overnight federal funds rate to 4.75% by the reporting period's end. Longer-term bond yields climbed less than short-term yields for most of the reporting period, supporting bond prices and contributing to a further narrowing of yield differences between shorter- and longer-term securities. While renewed inflation concerns caused longer-term yields to rise more steeply in March and April 2006, it was not enough to fully erase the market's positive total returns for the reporting period overall.

The fund's results also were influenced by supply-and-demand factors. The steadily growing U.S. economy benefited Connecticut along with most other states, helping to reduce unemployment and boost corporate and personal incomes. Consequently, Connecticut enjoyed a budget surplus for its 2006 fiscal year. A reduced supply of newly issued securities was met with robust investor demand, putting upward pressure on bond prices.

In this environment, we generally maintained our strategy of emphasizing bonds with maturities toward the longer end of the fund's

maturity range. This strategy enabled the fund to participate more fully in strength among longer-term bonds. At the same time, a relatively short "average duration" (a measure of sensitivity to changing interest rates) and an emphasis on callable securities helped preserve the fund's value when longer-term bond prices fell during the last two months of the reporting period. Finally, the fund benefited from our security selection strategy, in which we allocated a portion of the fund's assets to bonds that offered yield advantages over Connecticut's general obligation bonds, including those backed by the state's settlement of litigation with U.S. tobacco companies.

What is the fund's current strategy?

If, as we expect, the Fed ends its credit tightening campaign over the next several months, yield differences between shorter- and longer-term securities could widen from currently narrow levels. Similarly, yield differences between higher- and lower-rated securities may increase. Therefore, we are prepared to shift the fund's focus toward high-quality, intermediate-term securities when we see evidence that short-term interest rates have peaked.

May 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Connecticut Series on 4/30/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in Connecticut municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Connecticut municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/06*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	(3.04)%	3.66%	4.75%
without sales charge	1.52%	4.61%	5.23%
Class B shares			
with applicable redemption charge †	(2.89)%	3.73%	4.90%
without redemption	1.00%	4.07%	4.90%
Class C shares			
with applicable redemption charge ††	(0.22)%	3.83%	4.42%
without redemption	0.76%	3.83%	4.42%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.63	$ 8.26	$ 9.40
Ending value (after expenses)	$1,009.70	$1,007.10	$1,005.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.66	$ 8.30	$ 9.44
Ending value (after expenses)	$1,019.19	$1,016.56	$1,015.42

† *Expenses are equal to the fund's annualized expense ratio of 1.13% for Class A, 1.66% for Class B and 1.89% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2006

Long-Term Municipal Investments—106.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut—74.0%				
Connecticut	5.25	3/1/07	3,000,000 a	3,068,820
Connecticut	5.25	3/1/07	2,700,000 a	2,761,938
Connecticut	5.00	3/15/08	70,000	72,327
Connecticut	5.13	3/15/08	25,000 a	25,895
Connecticut	5.99	3/15/12	10,000,000 b,c	10,332,350
Connecticut (Insured; FGIC)	5.00	8/15/21	2,000,000	2,085,120
Connecticut (Insured; FSA)	5.00	10/15/21	3,500,000	3,634,120
Connecticut (Insured; MBIA)	5.25	10/15/21	7,915,000	8,469,841
Connecticut (Insured; MBIA)	5.25	10/15/22	2,000,000	2,140,200
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	30,000	31,618
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	6.50	10/1/13	5,500,000 b,c	5,796,285
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	20,000	20,869
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	6.50	10/1/16	4,450,000 b,c	4,643,419
Connecticut, Clean Water Fund Revenue	5.13	9/1/09	3,050,000 a	3,213,755
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	15,000	15,770
Connecticut, Clean Water Fund Revenue	6.48	7/15/12	9,700,000 b,c	10,198,095
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	7.13	6/1/10	3,400,000	3,775,938

STATEMENT OF INVESTMENTS *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	4,580,000	4,704,942
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	5,000,000	5,136,400
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.38	7/1/20	2,000,000	2,143,380
Connecticut Development Authority, Airport Facility Revenue (Learjet Inc. Project)	7.95	4/1/26	2,300,000	2,740,634
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes Inc., Congregational Avery Heights Project)	5.80	4/1/21	3,000,000	3,041,220
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.38	12/1/18	2,300,000	2,340,549
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.75	12/1/23	1,000,000	1,043,960
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.85	9/1/28	3,200,000	3,383,616
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.95	9/1/28	1,945,000	2,036,201
Connecticut Development Authority, Water Facilities Revenue (Bridgeport Hydraulic) (Insured; AMBAC)	6.15	4/1/35	2,750,000	2,860,357
Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital) (Insured; AMBAC)	5.75	7/1/29	3,000,000	3,185,970

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (Insured; Radian)	5.13	7/1/30	1,500,000	1,544,715
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care) (Insured; ACA)	5.38	7/1/17	3,680,000	3,762,027
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.25	7/1/11	3,000,000 [a]	3,235,230
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.50	7/1/11	2,150,000 [a]	2,343,629
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.25	7/1/21	900,000	943,146
Connecticut Health and Educational Facilities Authority, Revenue (New Britain General Hospital) (Insured; AMBAC)	6.13	7/1/14	1,000,000	1,003,800
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University)	6.50	7/1/06	1,465,000 [a]	1,500,922
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University)	6.63	7/1/06	2,720,000 [a]	2,787,293
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University)	6.13	7/1/07	1,000,000 [a]	1,046,190
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford) (Insured; Radian)	5.63	7/1/26	4,200,000	4,507,398
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven)	6.63	7/1/06	2,050,000 [a]	2,100,409
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven)	6.70	7/1/06	8,605,000 [a]	8,817,716

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (William W. Backus Hospital) (Insured; AMBAC)	5.75	7/1/07	2,500,000 [a]	2,606,300
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital) (Insured; ACA)	6.00	7/1/20	1,000,000	1,027,300
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	5,400,000	5,561,298
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.00	7/1/35	1,200,000	1,245,996
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.00	7/1/42	3,305,000	3,387,427
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital) (Insured; MBIA)	5.70	7/1/06	8,070,000 [a]	8,257,708
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.05	11/15/21	4,940,000	5,015,483
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	6.00	11/15/27	4,000,000	4,093,960
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.45	11/15/29	5,805,000	5,920,578
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.00	11/15/35	2,500,000	2,494,175
Connecticut Resource Recovery Authority, RRR (American Ref Fuel Co.)	5.50	11/15/15	1,000,000	1,028,160
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project)	5.50	1/1/14	8,050,000	8,095,885

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project)	5.50	1/1/20	7,000,000	7,001,540
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	2,840,000	2,979,274
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.35	9/1/27	2,000,000	2,098,620
Hartford Parking System, Revenue	6.50	7/1/10	1,500,000 [a]	1,651,545
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/24	4,285,000	4,468,655
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/30	3,000,000	3,113,490
Sprague, EIR (International Paper Co. Project)	5.70	10/1/21	1,350,000	1,392,417
Stamford	6.60	1/15/10	2,750,000	3,028,685
University of Connecticut (Insured; FGIC)	5.75	3/1/10	1,770,000 [a]	1,913,777
University of Connecticut (Insured; FGIC)	5.75	3/1/10	2,500,000 [a]	2,703,075
University of Connecticut (Insured; MBIA)	5.13	2/15/20	1,000,000	1,049,380
University of Connecticut, GO (Insured; FGIC)	5.00	2/15/25	2,460,000	2,577,293
University of Connecticut, GO (Insured; FGIC)	5.00	2/15/26	400,000	418,424
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.75	11/15/10	2,500,000 [a]	2,731,600
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,425,000 [a]	2,673,732
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,000,000 [a]	2,205,140

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.25	11/15/21	1,755,000	1,875,253
U.S. Related—32.0%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	5,000,000 [a]	5,433,750
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	3,485,000	3,553,306
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	6,000,000	6,140,580
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,000,000	748,440
Puerto Rico Commonwealth (Insured; MBIA)	7.04	7/1/12	4,000,000 [b,c]	4,365,160
Puerto Rico Commonwealth (Insured; MBIA)	7.04	7/1/13	7,900,000 [b,c]	8,665,866
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	6,690,000	7,450,988
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/11	2,795,000 [a]	2,995,150
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,565
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/13	100,000	109,695
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/14	3,925,000	4,254,033
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/15	1,000,000	1,084,360

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	2,000,000	2,282,260
Puerto Rico Electric Power Authority, Power Revenue	5.13	7/1/29	3,000,000	3,085,890
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/26	4,410,000	4,621,195
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	8,000,000	8,434,800
Puerto Rico Highway and Transportation Authority, Highway Revenue	5.50	7/1/36	8,500,000	9,051,480
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	10,000	10,858
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	7.02	7/1/13	4,580,000 [b,c]	4,972,964
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System)	5.50	7/1/21	800,000	818,208
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	7,900,000	1,865,980
Puerto Rico Public Finance Corporation (Commonwealth Appropriation) (Insured; AGC)	6.00	8/1/26	4,755,000	5,699,723
University of Puerto Rico, University Revenue (Insured; MBIA)	5.50	6/1/15	5,000,000	5,081,800
Virgin Islands Public Finance Authority, Revenue (Virgin Islands Gross Receipts Taxes Loan Note)	6.38	10/1/19	2,000,000	2,191,400

STATEMENT OF INVESTMENTS *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Virgin Islands Water and Power Authority, Electric System Revenue	5.30	7/1/21	1,750,000	1,763,860
Total Long-Term Municipal Investments (cost $300,288,514)				**313,848,545**
Short-Term Municipal Investment—.3%				
Connecticut;				
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) (cost $1,000,000)	3.40	5/1/06	1,000,000 d	**1,000,000**
Total Investments (cost $301,288,514)			**106.3%**	**314,848,545**
Liabilities, Less Cash and Receivables			**(6.3%)**	**(18,636,815)**
Net Assets			**100.0%**	**296,211,730**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $48,974,139 or 16.5% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
AAA		Aaa		AAA	59.1
AA		Aa		AA	6.9
A		A		A	7.0
BBB		Baa		BBB	22.1
BB		Ba		BB	.9
F1		MIG1/P1		SP1/A1	.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	3.6
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	301,288,514	314,848,545
Cash		199,158
Interest receivable		4,893,988
Receivable for shares of Beneficial Interest subscribed		97,966
Prepaid expenses		11,043
		320,050,700
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		213,780
Payable for floating rate notes issued		23,065,000
Payable for shares of Beneficial Interest redeemed		314,933
Interest and related expenses payable		176,583
Accrued expenses		68,674
		23,838,970
Net Assets ($)		**296,211,730**
Composition of Net Assets ($):		
Paid-in capital		285,763,647
Accumulated net realized gain (loss) on investments		(3,111,948)
Accumulated net unrealized appreciation (depreciation) on investments		13,560,031
Net Assets ($)		**296,211,730**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	259,929,776	24,852,780	11,429,174
Shares Outstanding	22,056,999	2,110,713	971,461
Net Asset Value Per Share ($)	**11.78**	**11.77**	**11.76**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**16,676,530**
Expenses:	
Management fee–Note 3(a)	1,692,273
Shareholder servicing costs–Note 3(c)	942,116
Interest and related expenses	709,704
Distribution fees–Note 3(b)	230,529
Professional fees	37,358
Custodian fees	34,929
Prospectus and shareholders' reports	21,071
Registration fees	20,883
Trustees' fees and expenses–Note 3(d)	7,709
Loan commitment fees–Note 2	2,043
Miscellaneous	28,873
Total Expenses	**3,727,488**
Investment Income–Net	**12,949,042**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,530,554
Net unrealized appreciation (depreciation) on investments	(9,785,809)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,255,255)**
Net Increase in Net Assets Resulting from Operations	**4,693,787**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2006	2005
Operations ($):		
Investment income−net	12,949,042	13,480,225
Net realized gain (loss) on investments	1,530,554	(393,323)
Net unrealized appreciation (depreciation) on investments	(9,785,809)	5,875,269
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,693,787**	**18,962,171**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(11,456,472)	(11,712,333)
Class B shares	(1,064,057)	(1,372,455)
Class C shares	(418,008)	(384,991)
Total Dividends	**(12,938,537)**	**(13,469,779)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	18,801,405	15,901,289
Class B shares	480,340	1,522,672
Class C shares	2,088,576	2,185,150
Dividends reinvested:		
Class A shares	6,913,452	7,077,363
Class B shares	605,278	793,869
Class C shares	275,050	243,121
Cost of shares redeemed:		
Class A shares	(32,801,746)	(35,009,749)
Class B shares	(8,416,661)	(10,848,875)
Class C shares	(2,254,920)	(2,677,275)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(14,309,226)**	**(20,812,435)**
Total Increase (Decrease) in Net Assets	**(22,553,976)**	**(15,320,043)**
Net Assets ($):		
Beginning of Period	318,765,706	334,085,749
End of Period	**296,211,730**	**318,765,706**

	Year Ended April 30,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	1,570,845	1,319,455
Shares issued for dividends reinvested	577,002	587,618
Shares redeemed	(2,739,501)	(2,922,312)
Net Increase (Decrease) in Shares Outstanding	**(591,654)**	**(1,015,239)**
Class B[a]		
Shares sold	40,048	126,506
Shares issued for dividends reinvested	50,523	65,996
Shares redeemed	(701,211)	(903,734)
Net Increase (Decrease) in Shares Outstanding	**(610,640)**	**(711,232)**
Class C		
Shares sold	173,985	180,966
Shares issued for dividends reinvested	22,942	20,225
Shares redeemed	(188,813)	(224,701)
Net Increase (Decrease) in Shares Outstanding	**8,114**	**(23,510)**

[a] *During the period ended April 30, 2006, 337,852 Class B shares representing $4,063,559, were automatically converted to 337,542 Class A shares and during the period ended April 30, 2005, 435,925 Class B shares representing $5,240,882 were automatically converted to 435,561 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended April 30,		
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.11	11.90	12.19	11.86	11.72
Investment Operations:					
Investment income—net[a]	.51	.51	.52	.55	.57
Net realized and unrealized gain (loss) on investments	(.33)	.21	(.29)	.32	.14
Total from Investment Operations	.18	.72	.23	.87	.71
Distributions:					
Dividends from investment income—net	(.51)	(.51)	(.52)	(.54)	(.57)
Net asset value, end of period	11.78	12.11	11.90	12.19	11.86
Total Return (%)[b]	1.52	6.17	1.84	7.51	6.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.13	1.04	.99	1.04	1.11
Ratio of net expenses to average net assets[c]	1.13	1.03	.99	1.04	1.11
Ratio of net investment income to average net assets	4.29	4.25	4.23	4.53	4.81
Portfolio Turnover Rate	14.24	20.07	34.08	38.11	15.96
Net Assets, end of period ($ x 1,000)	259,930	274,204	281,559	305,076	301,044

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Year Ended April 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.10	11.89	12.18	11.85	11.71
Investment Operations:					
Investment income–net[a]	.45	.45	.45	.48	.51
Net realized and unrealized gain (loss) on investments	(.33)	.21	(.29)	.33	.14
Total from Investment Operations	.12	.66	.16	.81	.65
Distributions:					
Dividends from investment income–net	(.45)	(.45)	(.45)	(.48)	(.51)
Net asset value, end of period	11.77	12.10	11.89	12.18	11.85
Total Return (%)[b]	1.00	5.63	1.31	6.96	5.61
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.66	1.56	1.50	1.55	1.63
Ratio of net expenses to average net assets[c]	1.66	1.55	1.50	1.55	1.63
Ratio of net investment income to average net assets	3.76	3.73	3.71	4.01	4.28
Portfolio Turnover Rate	14.24	20.07	34.08	38.11	15.96
Net Assets, end of period ($ x 1,000)	24,853	32,919	40,806	46,460	43,070

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

See notes to financial statements.

		Year Ended April 30,			
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.09	11.88	12.16	11.84	11.70
Investment Operations:					
Investment income–net[a]	.42	.42	.42	.45	.48
Net realized and unrealized gain (loss) on investments	(.33)	.21	(.28)	.32	.14
Total from Investment Operations	.09	.63	.14	.77	.62
Distributions:					
Dividends from investment income–net	(.42)	(.42)	(.42)	(.45)	(.48)
Net asset value, end of period	11.76	12.09	11.88	12.16	11.84
Total Return (%)[b]	.76	5.37	1.15	6.62	5.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[c]	1.89	1.80	1.74	1.79	1.86
Ratio of net expenses to average net assets[c]	1.89	1.79	1.74	1.79	1.86
Ratio of net investment income to average net assets	3.52	3.49	3.47	3.77	4.03
Portfolio Turnover Rate	14.24	20.07	34.08	38.11	15.96
Net Assets, end of period ($ x 1,000)	11,429	11,643	11,721	12,217	9,684

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Connecticut Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

• By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open

account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the

state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $42,958, accumulated capital losses $2,480,620 and unrealized appreciation $12,928,703.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $560,785 of the carryover expires in fiscal 2009 and $1,919,835 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005 were as follows: tax exempt income $12,938,537 and $13,469,779, respectively.

During the period ended April 30, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $10,505, increased accumulated net realized gain (loss) on investments by $54,646 and decreased paid-in capital by $44,141. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2006, the Distributor retained $22,289 from commissions earned on sales of the fund's Class A shares and $71,499 and $1,510 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2006, Class B and Class C shares were charged $141,500 and $89,029, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2006, Class A, Class B and Class C shares were charged $668,789, $70,750 and $29,676, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $103,797 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $3,814 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $134,147, Rule 12b-1 distribution plan fees $17,373, shareholder services plan fees $60,976 and chief compliance officer fees $1,284.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $43,531,779 and $59,041,909, respectively.

At April 30, 2006, the cost of investments for federal income tax purposes was $278,854,842; accordingly, accumulated net unrealized appreciation on investments was $12,928,703, consisting of $13,469,567 gross unrealized appreciation and $540,864 gross unrealized depreciation.

NOTE 5–Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTE 6–Restatement

Subsequent to the issuance of the April 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.90%	.91%	.90%	.91%	.90%
As restated	1.13%	1.04%	.99%	1.04%	1.11%
Class B shares:	2006	2005	2004	2003	2002
As previously reported	1.43%	1.43%	1.41%	1.42%	1.42%
As restated	1.66%	1.56%	1.50%	1.55%	1.63%
Class C shares:	2006	2005	2004	2003	2002
As previously reported	1.66%	1.67%	1.65%	1.66%	1.65%
As restated	1.89%	1.80%	1.74%	1.79%	1.86%

Ratio of Net Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.90%	.90%	.90%	.91%	.90%
As restated	1.13%	1.03%	.99%	1.04%	1.11%
Class B shares:	2006	2005	2004	2003	2002
As previously reported	1.43%	1.42%	1.41%	1.42%	1.42%
As restated	1.66%	1.55%	1.50%	1.55%	1.63%
Class C shares:	2006	2005	2004	2003	2002
As previously reported	1.66%	1.66%	1.65%	1.66%	1.65%
As restated	1.89%	1.79%	1.74%	1.79%	1.86%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Portfolio of Investments ($):		
Total investments	291,783,545	314,848,545
Identified cost	278,722,329	301,288,514
Other assets and liabilities	4,428,185	(18,636,815)
Statement of Assets and Liabilities ($):		
Total investments in securities, at value	291,783,545	314,848,545
Identified cost	278,722,329	301,288,514
Interest receivable	4,717,405	4,893,988
Total assets	296,809,117	320,050,700
Payable for floating rate notes issued	–	23,065,000
Interest and related expenses payable	–	176,583
Total liabilities	597,387	23,838,970
Net unrealized appreciation (depreciation) on investments	13,061,216	13,560,031
Accumulated net realized (gain) loss on investments	(2,613,133)	(3,111,948)
Statement of Operations ($):		
Investment income–Interest	15,966,826	16,676,530
Expense–Interest	–	709,704
Total expenses	3,017,784	3,727,488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Connecticut Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Connecticut Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Connecticut Series at April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6, the statement of assets and liabilities, including the statement of investments, as of April 30, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst & Young LLP

New York, New York
June 9, 2006
(except for Note 6 as to which
  the date is January 29, 2007)

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 23

Ernest Kafka (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 23

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004–present)
• Chairman of the Avery-Fisher Artist Program (November 1997–present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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